Exhibit 11

MESTEK, INC.
SCHEDULE OF COMPUTATION OF EARNINGS PER COMMON SHARE

	Three-months Ended March 31,
	2005	2004
	(In thousands, except earnings per common share)
Net (Loss) Income	$1,339	($327)
Basic (Loss) Earnings per Common Share:
Net (Loss) Income	$0.16	($0.04)
Basic Weighted Average Shares Outstanding	8,600	8,722
Diluted Earnings Per Common Share:
Net (Loss) Income	$0.15	($0.04)
Diluted Weighted Average Shares Outstanding	8,652	8,722